SILVER WHEATON CORP.
as Borrower

- and -

THE BANK OF NOVA SCOTIA
as Co-Lead Arranger, Joint Bookrunner and Administrative Agent

- and -

BANK OF MONTREAL
as Co-Lead Arranger, Joint Bookrunner and Syndication Agent

- and -

CANADIAN IMPERIAL BANK OF COMMERCE, HSBC BANK CANADA,
ROYAL BANK OF CANADA AND THE TORONTO-DOMINION BANK
as Co-Documentation Agents

- and -

BANK OF AMERICA, N.A., CANADA BRANCH AND EXPORT DEVELOPMENT CANADA
as Senior Managers

- and -

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, CANADIAN IMPERIAL BANK OF
COMMERCE, HSBC BANK CANADA, ROYAL BANK OF CANADA, THE TORONTO-
DOMINION BANK, BANK OF AMERICA, N.A., CANADA BRANCH, EXPORT
DEVELOPMENT CANADA, BANK OF TOKYO-MITSUBISHI UFJ (CANADA), NATIONAL
BANK OF CANADA AND MIZUHO CORPORATE BANK, LTD.
as Lenders

FIRST AMENDING AGREEMENT TO NON-REVOLVING TERM FACILITY CREDIT AGREEMENT

Dated as of March 31, 2014

Fasken Martineau DuMoulin LLP
Toronto, Ontario

FIRST AMENDING AGREEMENT TO
NON-REVOLVING TERM FACILITY CREDIT AGREEMENT

THIS AGREEMENT dated as of the 31st day of March, 2014.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

SILVER WHEATON CORP., a corporation continued under the laws of the Province of Ontario

(herein called the “Borrower”)

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT (herein and therein in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

                WHEREAS the Borrower, the Lenders and the Administrative Agent entered into a credit agreement dated as of May 28, 2013 pursuant to which the Lenders established a certain credit facility in favour of the Borrower (the “Credit Agreement”);

                AND WHEREAS the Borrower, the Lenders and the Administrative Agent hereto wish to amend certain provisions of the Credit Agreement;

                NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1           Capitalized Terms

                 All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT

2.1           General Rule

                 Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2           Defined Terms

                 Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)	The definition of “Maturity Date” is hereby deleted in its entirety and replaced by the following:

““Maturity Date” means May 28, 2017, as the same may be extended from time to time pursuant to Section 9.5. ”

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1           Representations and Warranties

                 To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof.

ARTICLE 4
CONDITION PRECEDENT

4.1           Conditions Precedent to Effectiveness of this Agreement

                 This agreement shall not become effective until the following conditions precedent are fulfilled:

(a)	an acknowledgement and consent in the form attached hereto is executed and delivered by each Guarantor to the Administrative Agent;

(b)	the Administrative Agent has received, in form and substance satisfactory to the Majority Lenders:

(i)

a duly certified resolution of the board of directors of each Obligor authorizing it to execute, deliver and perform its obligations under this agreement or the aforementioned confirmation, as the case may be;

(ii)	a certificate of status or good standing for each Obligor (where available), issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated or formed;

(iii)	a certificate of a senior officer of the Borrower certifying that no Default has occurred and is continuing or would occur or arise immediately after this agreement becomes effective; and

(iv)

an opinion of legal counsel to the Borrower with respect to, inter alia, the Borrower, the enforceability of this agreement and as to such other matters as the Majority Lenders may reasonably request, and otherwise in form and substance satisfactory to the Administrative Agent; and

(c)

the Borrower and the Administrative Agent shall have executed and delivered an extension fee letter and the Borrower shall have paid to the Administrative Agent, for and on behalf of the Lenders, of all fees payable in connection therewith.

ARTICLE 5
MISCELLANEOUS

5.1           No Default

                The Borrower represents and warrants to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

5.2           Future References to the Credit Agreement

                On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3           Governing Law

                 This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

5.4           Enurement

                 This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5           Conflict

                 If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount. This agreement shall not create any novation.

5.6           No Waiver

                 This agreement shall not limit, impair or constitute a waiver of the rights, powers or remedies available to the Administrative Agent or the Lenders under the Credit Agreement or any other Credit Document.

5.7           Credit Document

                 This agreement shall be deemed to be a Credit Document.

5.8           Further Assurances

                The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.9           Counterparts

                 This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally blank.]

                    IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

SILVER WHEATON CORP.

By:	(Signed) Gary D. Brown
Name: Gary D. Brown
Title: Senior Vice President and Chief
Financial Officer

THE BANK OF NOVA SCOTIA, as
Administrative Agent

By:	(Signed) Robert Boomhour
Name: Robert Boomhour
Title: Director

By:	(Signed) Alyssa Senwasane
Name: Alyssa Senwasane
Title: Associate Director

THE BANK OF NOVA SCOTIA, as Lender

By:	(Signed) Kurt R. Foellmer
Name: Kurt R. Foellmer
Title: Director

By:	(Signed) John Mathews
Name: John Mathews
Title: Director – Corporate Banking

BANK OF MONTREAL, as Lender

By:	(Signed) Jerry Kaye
Name: Jerry Kaye
Title: Director

CANADIAN IMPERIAL BANK OF
COMMERCE, as Lender

By:	(Signed) Kazim Mehdi
Name: Kazim Mehdi
Title: Director

By:	(Signed) Jens Paterson
Name: Jens Paterson
Title: Executive Director

HSBC BANK CANADA, as Lender

By:	(Signed) My N Le
Name: My N Le
Title: Vice President, Global Banking

By:	(Signed) Casey Coates
Name: Casey Coates
Title: Director, Global Banking

ROYAL BANK OF CANADA, as Lender

By:	(Signed) Stam Fountoulakis
Name: Stam Fountoulakis
Title: Authorized Signatory

THE TORONTO-DOMINION BANK, as Lender

By:	(Signed) Ben Montgomery
Name: Ben Montgomery
Title: Director

By:	(Signed) Chris Sfikas
Name: Chris Sfikas
Title: Vice President

BANK OF AMERICA, N.A., CANADA
BRANCH, as Lender

By:	(Signed) Marc Ahlers
Name: Marc Ahlers
Title: Vice President

EXPORT DEVELOPMENT CANADA, as
Lender

By:	(Signed) Trevor Mulligan
Name: Trevor Mulligan
Title: Asset Manager

By:	(Signed) Victor Samuel
Name: Victor Samuel
Title: Asset Manager

BANK OF TOKYO-MITSUBISHI UFJ
(CANADA), as Lender

By:	(Signed) Davis J. Stewart
Name: Davis J. Stewart
Title: Executive Vice President and General
Manager

NATIONAL BANK OF CANADA, as Lender

By:	(Signed) Roch Ledoux
Name: Roch Ledoux
Title: Director

By:	(Signed) Alain Aubin
Name: Alain Aubin
Title: Director

MIZUHO CORPORATE BANK, LTD.,
as Lender

By:	(Signed) Rob MacKinnon
Name: Rob MacKinnon
Title: Senior Vice President, Canada
Branch

ACKNOWLEDGEMENT AND CONSENT

The undersigned, each being a guarantor of the Borrower’s Obligations under, inter alia, the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Guarantee.

SILVER WHEATON (CAYMANS) LTD.

By:	(Signed) Brad Carpenter
Name:	Brad Carpenter
Title:	Director

By:	(Signed) Nik Tatarkin
Name:	Nik Tatarkin
Title:	Director

SILVER WHEATON LUXEMBOURG SARL

By:	(Signed) Richard Brekelmans
Name:	Richard Brekelmans
Title:	Manager B